                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                     ----------------------------

                               FORM 11-K/A1

(Mark One)
 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal  year ended December 31, 1996

                                  OR

 (   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from---------------------to------------------


                Commission file number       333-21399


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Willbros Employees' 401(k) Investment Plan
       (formerly Willbros USA, Inc. Employees' Investment Plan)
                   2431 East 61st Street, Suite 700
                        Tulsa, Oklahoma  74136








B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Willbros Group, Inc.
                    Edificio Torre Banco Germanico
                  Calle 50 y 55 Este, Apartado 850048
                     Panama 5, Republic of Panama
                            (50-7) 263-9282

                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan (formerly Willbros USA, Inc. Employees' Investment Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                WILLBROS EMPLOYEES' 401(k)
                                     INVESTMENT PLAN
                               (formerly Willbros USA, Inc.
                               Employees' Investment Plan)






Date:    June 27, 1997         By:       /s/ Melvin F. Spreitzer
                                      ---------------------------------

                               Melvin F. Spreitzer
                               Retirement Plans Committee

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN


                               INDEX TO
                            --------------

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-----------------------------------------------------------------------


                                                  Page
                                                 ------

Independent Auditors' Report                       4
----------------------------

Financial Statements:
--------------------

    Statements of Net Assets Available for
      Plan Benefits                                5

    Statements of Changes in Net Assets
      Available for Plan Benefits                  6

    Notes to Financial Statements                 7-12


Supplemental Schedules
----------------------

Appendix I - Item 27a - Schedule of Assets
  Held for Investment Purposes                    13

Appendix II - Item 27d - Schedule of
  Reportable Transactions                         14



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                     Independent Auditors' Report




The Retirement Plans Committee
Willbros USA, Inc. Employees' Investment Plan:


       We have audited the accompanying statements of net assets available for plan benefits of Willbros USA, Inc. Employees' Investment Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Appendix I and Appendix II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   KPMG PEAT MARWICK LLP




Tulsa, Oklahoma
May 9, 1997

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      December 31, 1996 and 1995



                                                       1996          1995
                                                    ----------    ----------

  Investments, at fair value:
     Specially Directed Investment Fund             $6,028,589    $5,300,710
     Janus Fund's Equity Option                        568,682       354,698
     Voyageur Asset Management Intermediate
      Bond Fund                                        326,415             -
     American Performance Intermediate
      Bond Fund                                              -       334,339
     American Performance Cash Management
      Fund                                             139,492       150,743
     Miller, Anderson & Sherrerd Balanced Fund         833,375       707,303
     Westcore Midco Growth Fund Institutional          404,572       312,935
     Warburg, Pincus International Equity Fund         147,300       134,535
     Participant Loan Fund                             163,460       181,038
                                                   -----------     ---------
                                                     8,611,885     7,476,301

  Accrued investment income                              8,510        17,955

  Cash                                                  29,159        51,897
                                                   -----------    ----------

     Net assets available for plan benefits        $ 8,649,554    $7,546,153
                                                   ==========     ==========
















            See accompanying notes to financial statements.

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                Years ended December 31, 1996 and 1995



                                                       1996           1995
                                                   ----------     ----------

  Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value
        of investments                             $  260,006     $  993,255
       Dividends                                      402,688        187,573
       Interest                                       116,019        148,006
                                                   ----------     ----------
                                                      778,713      1,328,834

     Transfer of assets from another plan                   -          5,006

     Contributions:
       Employer                                       181,202        184,887
       Participants                                   436,798        299,696
                                                   ----------     ----------
                                                      618,000        484,583
                                                   ----------     ----------
       Total additions                              1,396,713      1,818,423

  Deductions from net assets attributed to:
     Benefits paid to participants                    277,584        770,507
     Forfeitures                                        1,928          2,956
     Transfer of assets to another plan                 2,460              -
     Trustee and other fees                            11,340              -
                                                   ----------     ----------
       Total deductions                               293,312        773,463
                                                   ----------      ---------
       Net increase                                 1,103,401      1,044,960

  Net assets available for plan benefits:
     Beginning of year                              7,546,153      6,501,193
                                                   ----------     ----------

     End of year                                  $ 8,649,554    $ 7,546,153
                                                  ===========    ===========





            See accompanying notes to financial statements.

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


1.   Description of Plan
  The following description of the Willbros USA, Inc. Employees'
Investment Plan (the "Plan") provides only general information.
Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan covering substantially all full-time employees of Willbros USA, Inc. and all salaried employees of Willbros Energy Services Company (collectively the "Company") who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Contributions - Participants may contribute, by payroll deductions, from 1% to 14% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company may contribute an amount equal to 100% of each participant's contribution up to a maximum of 5% of their compensation. For the years ended December 31, 1996 and 1995, the Company was contributing up to 4% of participants' compensation.

  Participant Accounts - Each participant's accounts are credited with the participant's contributions and the Company's contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Under certain circumstances transfers of balances between plans may be made.

  Vesting - Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%; 4 years - 75%; and 5 years - 100%.

  Forfeitures - The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions.

  Payment of Plan Benefits - On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested benefits exceed $3,500, defer distribution until age 70 is reached or death occurs.

  Participants who have made contributions to the Plan for an aggregate of 60 months may withdraw their Company contribution and voluntary contribution accounts. Such participants who are age 59-1/2 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

  Participant Loans - Participants may borrow from the Plan pursuant to
Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

  Loans are stated at cost which approximates fair value.

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


1.   Description of Plan (Continued)
  Investment Options - Participants may direct investment of their funds to one or more of the following investment options:

         Option A:  Specifically Directed Investment Fund,
         Option B:  The Janus Fund's Equity Option,
         Option C: Voyageur Asset Management Intermediate Bond Fund (1996), Option C: American Performance Intermediate Bond Fund (1995), Option D: American Performance Cash Management Fund,
         Option E:  Miller, Anderson & Sherrerd Balanced Fund,
         Option F:  Westcore Midco Growth Fund Institutional,
         Option G:  Warburg, Pincus International Equity Fund.

2.   Summary of Significant Accounting Policies

 Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

 Administrative Expenses - Administrative expenses of the Plan (except transaction fees for Option A participants and wire fees for sales of Option B) are paid by the Company.

  Net Assets Available for Plan Benefits - Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. There are no benefits payable at December 31, 1996. Benefits payable at December 31, 1995 were $2,855. The annual information return filed with the Internal Revenue Service (Form 5500) requires these amounts to be stated as a liability and a distribution.

  Investments - Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis.

3.   Plan Termination
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

4.   Tax Status
  The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service.

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS

5.   Investments
  The Plan's investments and cash are held by BancOklahoma Trust Company and administered under a trust agreement with the Company. The trustee has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Retirement Plans Committee for the Plan retains the right to change the options available to participants. The following table presents the fair values of investments at December 31, 1996 and 1995. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                             1996
                                               -----------------------------
                                               No. of Shares/
                                                 Loans or
                                                Principal            Fair
                                                Amount ($)          Value
                                               -------------     -----------

  Specifically Directed Investment Fund:
     Others                                              N/A      $6,028,589
  The Janus Fund's Equity Option                      23,259         568,682
  Voyageur Asset Management
   Intermediate Bond Fund                             31,568         326,415
  American Performance
   Intermediate Bond Fund                                  -               -
  American Performance
   Cash Management Fund                            $ 139,492         139,492
  Miller, Anderson & Sherrerd
   Balanced Fund                                      64,254         833,375
  Westcore Midco Growth Fund
   Institutional                                      20,168         404,572
  Warburg, Pincus International
   Equity Fund                                         7,068         147,300
  Participant Loan Fund                                   30         163,460
                                                                  ----------
                                                                  $8,611,885
                                                                  ==========


                                                              1995
                                                ----------------------------
                                                No. of Shares/
                                                   Loans or
                                                  Principal        Fair
                                                  Amount ($)      Value
                                                -------------   ------------

  Specifically Directed Investment Fund:
     Others                                               N/A     $5,300,710
  The Janus Fund's Equity Option                       15,395        354,698
  Voyageur Asset Management
   Intermediate Bond Fund                                   -              -
  American Performance
   Intermediate Bond Fund                              31,933        334,339
  American Performance
   Cash Management Fund                            $  150,743        150,743
  Miller, Anderson & Sherrerd
   Balanced Fund                                       54,618        707,303
  Westcore Midco Growth Fund
   Institutional                                       15,837        312,935
  Warburg, Pincus International
   Equity Fund                                          6,850        134,535
  Participant Loan Fund                                    31        181,038
                                                                  ----------
                                                                  $7,476,301
                                                                  ==========

  The following schedule presents the net appreciation (depreciation) in fair value for each investment option for the years ended December 31, 1996 and 1995:

                                                       1996           1995
                                                   ----------     ----------

  Specifically Directed Investment Fund            $  243,084     $  738,295
  Janus Fund's Equity Option                           18,122         72,946
  Voyageur Asset Management Intermediate
   Bond Fund / American Performance
   Intermediate Bond Fund                             (12,601)        23,076
  Miller, Anderson & Sherrerd Balanced Fund               370         97,246
  Westcore Midco Growth Fund Institutional              2,424         52,688
  Warburg, Pincus International Equity Fund             8,607          9,004
                                                   ----------     ----------
                                                   $  260,006     $  993,255
                                                   ==========     ==========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)
   The following schedule presents investments held by option at December 31, 1996 and 1995:

                                                Option
                          ----------------------------------------------------
                              A             B             C               D
                          ---------    ----------   ------------    -----------
1996
----

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $6,028,589   $        -   $        -   $        -
 The Janus Fund's
   Equity Option                  -      568,682            -            -
 Voyageur Asset Manage-
   ment Intermediate
   Bond Fund                      -            -      326,415            -
 American Performance
   Cash Management Fund           -       15,900          468      114,607
 Miller, Anderson &
   Sherrerd Balanced Fund         -            -            -            -
 Westcore Midco Growth
   Fund Institutional             -            -            -            -
 Warburg, Pincus Inter-
   national Equity Fund           -            -            -            -
 Participant Loan Fund            -            -            -            -
                         ----------   ----------   ----------   ----------
     Total
       Investments       $6,028,589   $  584,582   $  326,883   $  114,607
                         ==========   ==========   ==========   ==========

                                         Option
                         ------------------------------------      Loan
                              E            F           G           Fund
                         ----------   -----------  ----------   ----------
1996 - continuation
-------------------

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $        -   $        -   $        -   $        -
 The Janus Fund's
   Equity Option                  -            -            -            -
 Voyageur Asset Manage-
   ment Intermediate
   Bond Fund                      -            -            -            -
 American Performance
   Cash Management Fund       3,075        1,361          960        3,121
 Miller, Anderson &
   Sherrerd Balanced Fund   833,375            -            -            -
 Westcore Midco Growth
   Fund Institutional             -      404,572            -            -
 Warburg, Pincus Inter-
   national Equity Fund           -            -      147,300            -
 Participant Loan Fund            -            -            -      163,460
                         ----------   ----------   ----------   ----------
     Total
       Investments       $  836,450   $  405,933   $  148,260   $  166,581
                         ==========   ==========   ==========   ==========

                           Total
                         ----------
1996 - continuation
-------------------

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $6,028,589
 The Janus Fund's
   Equity Option            568,682
 Voyageur Asset Manage-
   ment Intermediate
   Bond Fund                326,415
 American Performance
   Cash Management Fund     139,492
 Miller, Anderson &
   Sherrerd Balanced Fund   833,375
 Westcore Midco Growth
   Fund Institutional       404,572
 Warburg, Pincus Inter-
  national Equity Fund      147,300
 Participant Loan Fund      163,460
                         ----------
     Total
       Investments       $8,611,885
                         ==========

                                               Option
                         -------------------------------------------------
                              A            B            C            D
                         ----------   -----------  -----------   ---------
1995
----

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $5,300,710   $         -  $         -  $        -
 The Janus Fund's
   Equity Option                  -       354,698            -           -
 American Performance
   Intermediate Bond
   Fund                           -             -      334,339           -
 American Performance
   Cash Management Fund           -         2,623           15     132,971
 Miller, Anderson &
   Sherrerd Balanced Fund         -             -            -           -
 Westcore Midco Growth
   Fund Institutional             -             -            -           -
 Warburg, Pincus Inter-
   national Equity Fund           -             -            -           -
 Participant Loan Fund            -             -            -           -
                         ----------   -----------  -----------  ----------
     Total
       Investments       $5,300,710   $   357,321  $   334,354  $  132,971
                         ==========   ===========  ===========  ==========
                                         Option
                         ------------------------------------       Loan
                              E            F           G            Fund
                         ----------   ----------   ----------   -----------
1995 - continuation
-------------------

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $        -   $        -   $        -   $        -
 The Janus Fund's
   Equity Option                  -            -            -            -
 American Performance
   Intermediate Bond
   Fund                           -            -            -            -
 American Performance
   Cash Management Fund       3,867          920          647        9,700
 Miller, Anderson &
   Sherrerd Balanced Fund   707,303            -            -            -
 Westcore Midco Growth
   Fund Institutional             -      312,935            -            -
 Warburg, Pincus Inter-
   national Equity Fund           -            -      134,535            -
 Participant Loan Fund            -            -            -      181,038
                         ----------   ----------   ----------   ----------
     Total
       Investments       $  711,170   $  313,855   $  135,182   $  190,738


                             Total
                         -----------
1995 - continuation
-------------------

Investments, at fair value:
 Specifically Direct-
   ed Investment Fund    $5,300,710
 The Janus Fund's
   Equity Option            354,698
 American Performance
   Intermediate Bond
   Fund                     334,339
 American Performance
   Cash Management Fund     150,743
 Miller, Anderson &
   Sherrerd Balanced Fund   707,303
 Westcore Midco Growth
   Fund Institutional       312,935
 Warburg, Pincus Inter-
   national Equity Fund     134,535
 Participant Loan Fund      181,038
                         ----------
     Total
        Investments      $7,476,301
                         ==========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


5.   Investments (Continued)
  The following schedule presents the changes in net assets available for plan benefits by investment option for the years ended December 31, 1996 and 1995.

                                              Option
                         -------------------------------------------------
                              A            B           C            D
                         ----------   ----------   ----------   ----------

Net assets available for
 plan benefits as of
 December 31, 1994       $4,282,751   $  304,859   $  429,423   $  526,318

Investment income:
  Net appreciation in
   fair value of
   investments           $  738,295   $   72,946   $   23,076   $        -
  Dividends                 129,697        6,369            -            -
  Interest                   94,293          730       28,695       13,305
Employer contributions       71,126       21,891        7,984       11,605
Participant contributions   100,929       32,308       12,733       15,253
Benefits paid to
 participants               (56,536)     (90,308)    (139,924)    (417,102)
Loans to participants       (39,250)     (22,767)      (9,684)      (2,051)
Reinvestment of loan
 payments                    36,353       12,793        3,080        4,527
Forefeitures                      -            -            -         (231)
Transfers                   (19,093)      21,280      (19,038)     (15,867)
Transfer of assets
 from another plan                -        2,404          856            -
                         ----------   ----------   ----------   ----------
Net assets available for
 plan benefits as of
 December 31, 1995        5,338,565      362,505      337,201      135,757

Investment income:
 Net appreciation
 (depreciation) in
  fair value of
  investments               243,084       18,122      (12,601)           -
 Dividends                  205,076       19,513            -            -
 Interest                    76,358          430       18,517        5,450
Employer contributions       68,314       26,645        6,584        7,207
Trustee and other fees      (11,340)           -            -            -
Participant contributions   249,825       41,425        8,233        9,011
Benefits paid to
 participants              (153,137)     (22,672)      (3,719)      (1,611)
Loans to participants       (46,500)     (12,742)        (251)        (171)
Reinvestment of loan
 payments                    66,902       17,620        3,053           30
Forefeitures                      -         (316)         (78)        (307)
Transfers                    14,495      136,663      (29,555)     (39,529)
Transfer of assets
 to another plan                  -            -            -            -
                         ----------   ----------   ----------   ----------
Net assets available for
 plan benefits as of
 December 31, 1996       $6,051,642   $  587,193   $  327,384   $  115,837
                         ==========   ==========   ==========   ==========
                                        Option
                         ------------------------------------      Loan
                               E             F            G        Fund
                         ------------------------------------   ----------
 -continuation-

Net assets available for
 plan benefits as of
 December 31, 1994       $  491,021   $  221,015   $  107,049   $  138,757

Investment income:
 Net appreciation in
  fair value of
  investments               97,246        52,688       9,004            -
 Dividends                  47,420             -       4,087            -
 Interest                      586           125          74       10,198
Employer contributions      44,809        16,092      11,380            -
Participant contributions   80,067        28,567      18,987       10,852
Benefits paid to
 participants              (54,157)       (5,531)     (3,174)      (3,775)
Loans to participants      (23,773)      (12,768)     (7,357)     117,650
Reinvestment of loan
 payments                   16,109         7,246       4,415      (84,523)
Forefeitures                (2,333)         (122)       (270)           -
Transfers                   25,125         9,304      (6,529)       4,818
Transfer of assets
 from another plan             872           874           -            -
                         ---------    ----------   ---------    ---------
Net assets available for
 plan benefits as of
 December 31, 1995         722,992       317,490     137,666      193,977

Investment income:
 Net appreciation
 (depreciation) in
  fair value of
  investments                  370         2,424       8,607            -
 Dividends                 108,381        64,053       5,665            -
 Interest                      435           215          79       14,535
Employer contributions      43,629        17,453      11,370            -
Trustee and other fees           -             -           -            -
Participant contributions   82,102        28,682      17,450           70
Benefits paid to
 participants              (83,067)       (8,745)     (2,681)      (1,952)
Loans to participants      (33,360)       (6,750)     (1,176)     100,950
Reinvestment of loan
 payments                   30,378        11,881       5,891     (135,755)
Forefeitures                  (706)         (438)        (83)           -
Transfers                  (30,066)      (18,522)    (33,486)           -
Transfer of assets
 from another plan               -             -           -       (2,460)
                         ---------    ----------   ---------    ----------        ------------
Net assets available for
 plan benefits as of
 December 31, 1996       $  841,088   $  407,743   $  149,302   $  169,365
                         ==========   ==========   ==========   ==========
                            Total
                         ----------
 - continuation

Net assets available for
 plan benefits as of
 December 31, 1994       $6,501,193

Investment income:
 Net appreciation in
  fair value of
  investments               993,255
 Dividends                  187,573
 Interest                   148,006
Employer contributions      184,887
Participant contributions   299,696
Benefits paid to
 participants              (770,507)
Loans to participants             -
Reinvestment of loan
 payments                         -
Forefeitures                 (2,956)
Transfers                         -
Transfer of assets
 from another plan            5,006
                         ----------
Net assets available for
 plan benefits as of
 December 31, 1995        7,546,153

Investment income:
 Net appreciation
 (depreciation) in
  fair value of
  investments               260,006
 Dividends                  402,688
 Interest                   116,019
Employer contributions      181,202
Trustee and other fees      (11,340)
Participant contributions   436,798
Benefits paid to
 participants              (277,584)
Loans to participants             -
Reinvestment of loan
 payments                         -
Forefeitures                 (1,928)
Transfers                         -
Transfer of assets
 from another plan           (2,460)
                         ----------
Net assets available for
 plan benefits as of
 December 31, 1996       $8,649,554
                         ==========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


6.   Subsequent Event

  Effective March 1, 1997, the Plan was merged with the plan of an affiliated company, was renamed the Willbros Employees' 401(k) Investment Plan, and has a new investment option for Willbros Group, Inc. common stock. In addition, effective March 1, 1997, at participant's option, the Company's matching contribution may be made either in cash or Willbros Group, Inc. common stock. Willbros Group, Inc. is the parent company of Willbros USA, Inc. The net assets available for plan benefits of the affiliated company plan as of December 31, 1996 were $6,281,725.

                              APPENDIX I

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1996


              Identity
              of Issue,
 Party-       Borrower,
  in-        Lessor, or            Description
interest      Similiar                 of                           Current
  (*)          Party               Investment          Cost          Value
--------     -----------          -------------    -----------   ------------

       Specifically Directed  Funds invested in
       Investment Fund        various equity and
                              interest-bearing
                              securities at the
                              direction of indi-
                              vidual participants  $5,677,975   $6,028,589

       The Janus Fund's       Equity mutual fund
       Equity Option          invested in common
                              stocks                  521,444      568,682

       Westcore Midco         Aggressive equity
       Growth Fund            fund invested in
       Institutional          mid-cap equity
                              investments             364,978     404,572

       Warburg, Pincus        Mutual fund invest-
       International Equity   ed in international
       Fund                   equity investments      142,544      147,300

       Voyageur Asset         Fixed income mutual
       Management             fund invested in U.S.
  *    Intermediate Bond      government bonds,
       Fund                   U.S. government
                              agency and corporate
                              bonds                   337,335      326,415

       American Performance   Short-term money
  *    Cash Management        market fund bearing
       Fund                   interest                115,837      139,492

       Miller, Anderson &     Pooled fund invest-
       Sherrerd Balanced      ed in other various
       Fund                   equity and interest-
                              bearing pooled funds    778,588      833,375

  *    Loans to Participants  Loans extended to 30
                              participants maturing
                              in less than 5 years
                              with interest rates
                              ranging from 6% to
                              9%                      163,460      163,460
                                                   ----------   ----------

                                                   $8,102,161   $8,611,885
                                                   ==========   ==========

                                  13

                              APPENDIX II


                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

             ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS

                     Year ended December 31, 1996

 Identity
    of
  Party                              Purchase     Selling          Lease
Involved (1) Description of Asset      Price       Price          Rental
----------   --------------------    --------     -------         ------


          Purchase of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund
               Series of
               Transactions           $2,412,937         N/A          N/A

            U.S. Government
            Securities
             Single Transaction:
               March 4, 1996             387,170         N/A          N/A

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund        402,156         N/A          N/A



          Sale of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund            N/A     2,757,026         N/A

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund           N/A        59,664         N/A


- continuation
                                                               Current
                                                               Value of
 Identity                              Expenses                Asset on
    of                                 Incurred                 Trans-
  Party                                  With       Cost of     action
Involved (1)  Description of Asset   Transaction     Asset       Date
-----------   --------------------   -----------    ------     ---------

          Purchase of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund
               Series of
               Transactions                  N/A   $2,412,937   $2,412,937

            U.S. Government
            Securities
             Single Transaction:
               March 4, 1996                 N/A      387,170      387,170

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund            N/A      402,156      402,156



          Sale of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund             N/A    2,757,026    2,757,026

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund            N/A       62,345       59,664


 - continuation

 Identity
    of                                     Net
  Party                                  Gain or
Involved (1)   Description of Asset       (Loss)
-----------    --------------------      -------

          Purchase of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund
               Series of
               Transactions                  N/A

            U.S. Government
            Securities
             Single Transaction:
               March 4, 1996                 N/A

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund            N/A



          Sale of Investments:
           Option A - Specifically
           Directed
            American Performance
            Cash Management Fund               -

           Option C - Intermediate
           Term Bond Fund
             Voyageur U.S. Govern-
             ment Securities Fund        (2,681)











(1) All transactions involved BancOklahoma Trust Company, the trustee.

                             EXHIBIT INDEX
                         ---------------------







     EXHIBIT
      NUMBER                  EXHIBIT
    --------                 ---------


       23           Independent Auditors' Consent


















































                                  15